SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CAPT. MIKE O’BRIEN WILL NOT SEEK RE-ELECTION AT RYANAIR’S SEPT. AGM HAVING COMPLETED OVER 9 YEARS AS A NON-EXEC. DIRECTOR

 The Board of Ryanair Holdings plc today (29 July) announced that Capt. Mike O'Brien has chosen not to seek re-election at the Sept. AGM, having completed over 9 years as a Non-Executive Director of Ryanair Holdings, in line with sound governance practice.

Ryanair's Chairman Stan McCarthy said:

"On behalf of all my Board colleagues, I wish to thank Mike O'Brien sincerely for his important contribution to the Board (and to the Group's Safety Committee) over the past 9.5 years.  We are all deeply grateful to Mike for the time, effort and extensive experience he brought to the Board over the past decade and we wish him continued success in his future endeavours."

ENDS
For further info
please contact:	Ryanair Press Office
T: +353-1-9451799
E: press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 July, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary